Exhibit 99.1

June 17, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of Item (c) of Part II of Form 12b-25.

We are the independent auditors of Cavco Industries, Inc. (the Registrant). The Registrant has stated in Part III of its filing on Form 12b-25 that it was unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended April 2, 2016 because our Firm requires additional time to complete our audit of the financial statements for the fiscal year ended April 2, 2016.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein.

/s/ RSM US LLP

Los Angeles, California